Exhibit 99.41

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED JUNE 30, 2011

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Forward Looking Statements………………………………………………………………….		3
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources….		4
1.1 1.2	Date of Management Discussion and Analysis………………………………………... Overview……………………………………………………………………………….	4 4
1.21	Nuevo Milenio Silver – Gold Project, Mexico…………………………………………	5
1.22	Blueberry Property, Manitoba………………………………………………………….	8
1.23	Kaslo Silver Property, British Columbia……………………………………………….	9
1.24	Wine Nickel-Copper Property, Manitoba………………………………………………	9
1.25	Stephens Lake And Stephens Trout Properties, Manitoba……………………………..	9
1.26	Goldsmith and Other Properties, British Columbia…………………………………….	9
1.3	Results of Operations…………………………………………………………………...	10
1.4	Summary of Quarterly Results…………………………………………………………	11
1.5	Liquidity and Capital Resources………………………………………………………..	12
1.6	Off Balance Sheet Arrangements………………………………………………………	13
1.7	Transactions with Related Parties………………………………………………………	13
1.8	Critical Accounting Estimates and Judgments…………………………………………	15
1.9	Changes In Accounting Policies………………………………………………………..	15
1.10	Internal Controls Over Financial Reporting……………………………………………	20
1.11	Financial Instruments and Other Instruments………………………………………….	20
1.12	Risks and Uncertainties………………………………………………………………...	23
1.13	Additional Disclosure for Venture Issuers without Significant Revenue………………	26
1.14	Outstanding Share Data………………………………………………………………...	26

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

This document constitutes Management’s Discussion and Analysis (“MD&A”) of the financial and operational results of Cream Minerals Limited (“Cream” or the “Company”) for the three months ended June 30, 2011.  This MD&A supplements, but does not form part of the consolidated financial statements of the Company, and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2011 and 2010.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”).  Prior to the transition, the Company prepared its interim and annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  The unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2011, which are discussed in this MD&A, have been prepared in accordance with IFRS accounting policies which the Company expects to adopt in its annual consolidated financial statements as at and for the year ended March 31, 2012.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion and Analysis (“MD&A”), other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects, as well as the Company's future plans, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risk factors include, among others:  changes in future prices of precious metals; currency fluctuations; inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; accidents, labour disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

1.1

DATE OF THE MD&A

The MD&A was approved by the Board of Directors on September 19, 2011.

1.2

OVERVIEW

Cream is a junior resource company engaged in the acquisition, exploration and development of silver and gold properties in Mexico and Canada.  Cream was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

The Company’s business strategy is to acquire low risk, high reward silver and gold properties and develop them.  Cream has a portfolio of four mineral properties in Canada, in which the Company either has a 100% interest or has optioned, as well as a joint interest in a fifth property.  Cream also has a property in Mexico, the 100% owned Nuevo Milenio silver-gold project (“Nuevo Milenio”), which is the Company’s primary project.  Cream maintains its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico.  Cream has a Mexican subsidiary, Cream Minerals de Mexico, S.A. de CV.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

The Company’s common shares trade on the TSX Venture Exchange and the OTC Bulletin Board.

Cream’s consolidated loss for the three months ended June 30, 2011 (“Q1 2012”) was $1,992,602 or $0.01 per share compared to Cream’s consolidated loss of $268,623 or $0.00 per share in the three months ended June 30, 2010 (“Q1 2011”).  Highlights during the three months ended June 30, 2011 include:

•

Based on positive results and the potential of untested areas at Nuevo Milenio, the Company exercised its option with a drilling contractor to drill an additional 10,000 metres.

•

In-fill drilling to upgrade the Inferred Mineral Resource was conducted on Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas North, all at Nuevo Milenio.  Drilling has confirmed the continuity of the structures.

•

Exploration drilling to test known target zones which had sufficient exploration work was completed and demonstrated good gold-silver content on Once Bocas South, Cafetal and Cerro Chacuaco encompassing Mina Nanche, Mina Perdida and Mina Cerro Chacuaco along with the section along Chacuao Creek showing possible open pit potential.

Mexico Property

1.21

Nuevo Milenio Silver-Gold Project, Mexico

Nuevo Milenio encompasses 2,560 hectares (Ha) and is located in Nayarit State, Mexico.  Nuevo Milenio is 27 kms driving distance (24 kms by highway and paved roads, 3 kms by dirt road) from Tepic, the capital of Nayarit State.  Tepic is an important commercial centre with a population of over 300,000 people located 150 kms north east of Puerto Vallarta.  Cost effective access to infrastructure is an important feature of Nuevo Milenio with easy access to power lines, water, a railway, a highway, and an airport.

Regionally, Nuevo Milenio is located within an early Miocene caldera field located at the southern end of the Sierra Madre Occidental Volcanics.  The area is traversed by the Tepic Zacoalco rift zone, a boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The confluence of two historically active volcanic zones and proximity to large regional faults provide a geological setting which has the potential to host significant mineralization.

Expenditures incurred by the Company on the Nuevo Milenio property in Q1 2012 (Q1 2011 numbers in parentheses) amounted to $1,278,029 ($93,933) and are made up of the following: assays and analysis - $44,219 ($2,930); drilling - $1,129,278 ($Nil); geological and geophysical - $57,266 ($34,602); site activities - $40,450 ($46,198); and travel and accommodation- $6,816 ($10,203).

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Nuevo Milenio Project Setting

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics which further enhances the Project’s potential.  Three principal north west-trending zones have been identified on the property, Veta Tomas – Dos Hornos, Once Bocas North and Once Bocas South and Chacuaco-Cafetal.

Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes.  The average silver grade is 251 g/t and the average gold grade is 1.660 g/t.  Prices at the time of the report were USD$10.28 silver and USD$816.09 gold.  For details of the Inferred Mineral Resource see the table extracted from the Revised Evaluation Report, Dos Hornos and Veta Thomas Gold-Silver Structures, Nuevo Milenio Project, dated December 24, 2008 and filed on SEDAR on January 29, 2009 (the “Report”) below.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (assumes 100% recovery)

Metal prices employed were US$10.28 per ounce Ag and US$816.09 per ounce Au.  A cut-off grade of US$45.00 per tonne or 131g/t Ag equivalent was used.

Veta Tomas - Dos Hornos Zone

The Veta Tomas - Dos Hornos Zone has a drilling defined strike length of approximately 1,200 metres.  It consists of three parallel quartz veins within a 150 metre wide zone.  Quartz stock work and intense epithermal alteration consisting of silica flooding, argillic alteration and brecciation defines the zone.  Dos Hornos 1 and Dos Hornos 2 are faulted segments of the same vein.  Veta Tomas is a separate vein within the same zone.  The three veins have been displaced and offset by intense periodic geological activity.  In addition, the individual veins have been faulted, offset and displaced upwards resulting in some cases in two almost parallel or three almost parallel segments of the original vein or stacked sections by repetition of the structure through faulting.  Employing the cutoff grade of 131 g/t Ag equivalent designated in the Report, average grades run from 165 g/t Ag to 351 g/t Ag and 1.280 g/t Au to 1.770 g/t Au.  The three veins have widths of 4.06 metres, 4.70 metres and 5.09 metres respectively.  The Veta Tomas-Dos Hornos system is open to the NW and SE and down dip.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Once Bocas North

Once Bocas North is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stock work and quartz veins.  The zone has a minimum strike length of 300 metres, its vertical dimension is more than 150 metres, and its width at surface is approximately 100 metres. It contains four higher grade quartz veins separated by quartz stock work.  Once Bocas North contains approximately 15.6 million ounces of silver at an average of 252 g/t over an average vein width of 2.42 metres as defined in the Report.  The zone remains open to the NW.

Once Bocas South

Once Bocas South is separated from Once Bocas North by a local fault.  Like Once Bocas North, it is a moderate to intense argillic alteration zone that includes numerous well-developed quartz stock work and quartz veins.  It is possible Once Bocas South is a fault block segment of Once Bocas North.  The zone has a width of 30 metres and a length of up to 600 metres.  It appears to contain three higher grade quartz veins separated by quartz stock work.

Cafatel

Cafatel is characterized by variable intensity silica flooding containing quartz stock work and quartz veins.  Up to four nearly parallel higher grade quartz veins separated by quartz stock work are contained within the zone.  Surface mapping suggests a minimum width of 30 metres and a length of up to 300 metres.

Highlights of the drill program:

Cream began an extensive diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling, which was completed in mid-May, where the Company elected to extend the drill program by an additional 10,000 metres.  The contract provides for two drill rigs working continuously at Nuevo Milenio for the duration of the contract.

The objective of the drill program is three fold:

1.

At Dos Hornos 1, Dos Hornos 2 and Veta Tomas, to conduct in-fill drilling to upgrade the reported Inferred Mineral Resource.

2.

At Once Bocas North, to define the known 100 metre wide by 300 metre long quartz vein - quartz stock work zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.

Step-out drilling to test known extensions of Once Bocas South, Cafetal and Cerro Chacuaco encompassing Mina Nanche, Mina Perdida and Mina Cerro Chacuaco, along with the section along Chacuao Creek, showing possible open pit potential.

As of June 30, 2011, a total of 58 diamond drill holes for a total of 12,500 metres have been completed.  Results for 7 drill holes on Veta Tomas were detailed in a news release on June 6, 2011. A news release on June 21, 2011 outlined the results of a further 5 drill holes on Dos Hornos 1 (for a total of 7 drill holes on Dos Hornos 1).  The assays released to date for Dos Hornos 1 and Veta Tomas compare favourably to the values reported for those veins in the Report as well as the current geological interpretation.  In total, 50 drill holes were completed on Dos Hornos 1, Dos Hornos, 2 and Veta Tomas.  Assays are pending for 36 holes and will be released as they are received.  Drilling results have confirmed the continuity of structure for the Veta Tomas-Dos Hornos veins.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

As of September 19, 2011, 85 drill holes for a total of 20,000 metres were completed.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, S.A. de CV, supervises exploration programs on the Nuevo Milenio Project.  He prepared or supervised the preparation of the information that forms the basis for the technical disclosure herein regarding Nuevo Milenio and is the Company's “Qualified Person” for the purpose of National Instrument NI 43-101 with respect to Nuevo Milenio.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango.  In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (one sample out of five) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada.  The check samples are shipped to the Steward Group’s Preparation Laboratory in Zacatecas for shipping to the main Laboratory in Kamloops, British Columbia for assaying.  All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag FA AA plus 29 elements ICP-AES Scan by aqua regia digestion and Hg by CVAA.  The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Canadian Properties

Cream’s Canadian property portfolio is comprised of four properties, two in each of Manitoba and British Columbia with a joint interest in a fifth property in Manitoba.  All of the properties are at an early exploration stage. All of the properties are inactive as the Company has committed its exploration working capital to the development of the Nuevo Milenio property.

1.22      Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target, from W.S. Ferreira Ltd.  The property is located approximately 30 km north east of Flin Flon, Manitoba.

The option agreement provides for a cash payment of $100,000 ($20,000 paid) and issuance of 400,000 shares (80,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver, all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a line cutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry Property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the north eastern end of a strong response of some 900 metres length that strikes southwesterly paralleling several splays of the Mikanagan fault zone.  Three other smaller zones of higher chargeability were recorded to the north west and south east of the main anomaly.  During the third quarter, the data was compiled and assessed in conjunction with historical exploration work done in the immediate area.  Based on the analysis conducted to date, Cream is considering a limited drill program in 2012 to test the outcrop and surrounding area.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company’s “Qualified Person” with respect to this property for the purpose of National Instrument NI 43-101.

1.23

Kaslo Silver Property, British Columbia

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits  within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cream plans a review of geological data compiled to date.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

1.24

Wine Nickel-Copper Property, Manitoba

The 100% owned Wine Claim is located approximately 60 kilometres south of Flin Flon, Manitoba. The Wine claim is a high grade nickel-copper target.  Exploration work conducted in 2007 by Cream returned good values for nickel, copper and other metals.  The property is subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  No significant exploration work is planned for fiscal 2012.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc. of Flin Flon, Manitoba, is the Qualified Person with respect to this property for the purpose of National Instrument 43-101.

1.25     Stephens Lake and Stephens Trout Properties, Manitoba

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  In previous years the property had been written down, as no exploration programs were planned.  A further $48,736 was written off in the quarter ended June 30, 2011.

1.26     Goldsmith and Other Properties, British Columbia

The Company holds a 100% interest in the Goldsmith Property comprised of the Goldsmith and Lucky Jack Properties located near Kaslo, British Columbia.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of four years.  During the quarter ended June 30, 2011, $213,237 was written down to decrease the carrying value of Goldsmith to nil, as there are no future plans to continue with exploration.

Ms. Dandy is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

1.3

RESULTS OF OPERATIONS

Three Months Ended June 30, 2011 compared to Three Months Ended June 30, 2010

	Three months ended June 30
	2011	2010

Revenue
Interest	$ 11,715	$ 100
Expenses
Exploration costs (Note 9 and 15)	1,278,029	95,893
Finance costs	--	10,086
Foreign exchange loss	11,336	1,174
General and administrative (Note 9 and 10)	(175,277)	53,063
Professional fees	64,266	9,631
Salaries and benefits	86,916	57,884
Shareholder communications	138,951	50,611
Share-based payments	335,475	--
Unrealized losses on marketable securities	2,647	467
Write-down of exploration and evaluation assets (Note 5)	261,974	--

Net Loss and Comprehensive Loss for the Period	$ (1,992,602)	$ (268,623)

Loss per Share, Basic and Diluted	$ (0.01)	$ (0.00)
Weighted Average Number of Common Shares Outstanding, Basic and Diluted	151,813,340	84,896,798

In Q1 2012, Cream incurred a loss of $1,992,602, a loss per common share of $0.01, compared to a loss of $268,623, a loss of $0.00 per common share in Q1 2011.

Cash used in operations in Q1 2012 was $1,301,891 (Q1 2011 - $591,309), provided by investing activities was $1,567,818 (Q1 2011 – used $6,257) and used in financing activities was $204,589 (Q1 2011 – provided $744,364).  Exploration costs of $1,278,029 were incurred in Q1 2012, compared to $95,893 in Q1 2011, contributing to the loss in each period.  The majority of the exploration expenditures in Q1 2012 and Q1 2011 were related to the Nuevo Milenio, Mexico project.  The Company wrote-down its exploration and evaluation assets by $261,974, which related to its Goldsmith and Manitoba properties in Canada.

Total expenses other than exploration costs and write-down of exploration and evaluation assets totalled $464,314 in Q1 2012, compared to $172,830 in Q1 2011.  Significant differences between the levels of expenditures in Q1 2011 and Q1 2012 respectively, include the following:  professional fees increased from $9,631 to $64,266; shareholder communications increased from $50,611 to $138,951; stock-based compensation increased from $Nil to $335,475; salaries and benefits increased from $57,884 to $86,916.

The increase in professional fees, which include legal, accounting, and audit fees is due to legal fees incurred in Q1 2012 that were not incurred in Q1 2011, and an increase in audit fees.  Legal fees related to the annual general meeting, the information circular, the new shareholder rights plan, the new corporate articles, the new stock option plan, the change in board composition, and the increase in news releases disseminated.  The increase in audit fees was due to increased transaction volume.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Shareholder communications includes services of Robert Paul and other external investor relations consultants, website, printing, conference fees, annual general meeting materials, and related shareholder communications.  The increase from Q1 2011 to Q1 2012 is due to the increase in salary and services related to investor relations, and the annual general meeting costs related to shareholder communications.

During the quarter ended June 30, 2011, 2,300,000 stock options were granted, which accounted for the increase in stock-based compensation.  No options were granted during Q1 2011.

Salaries and benefits increased from Q1 2011 to Q1 2012 mainly due to the increase in the President’s salary and an adjustment made for the President’s bonus.

The increases in expenditures were slightly offset due to a credit balance for general and administrative costs.  Management, administrative, and other services are provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly, with a one-third interest each, by the Company and other two other public companies, ValGold Resources Limited (“ValGold”) and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  During the quarter ended June 30, 2011, the Company re-negotiated fees with Quorum and received a credit in the amount of $220,000.  Of this credit, $33,000 was allocated to the deposits to related parties account, and the remaining credit is being used to offset current and future invoices.

Overall, the effect on the Company’s results of operations from the changeover to IFRS from CGAAP was not material.  There was no change to loss per share from the changeover as previously reported.  The results for the three months ended June 30, 2011 have been restated to reflect the adoption of IFRS.  A reconciliation of the restated amounts can be found in Note 16 of the notes to the condensed interim consolidated financial statements as at and for the three months ended June 30, 2011.

1.4

SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below (for the periods ending September 30, 2009 to March 31, 2010, financial results were prepared in accordance with CGAAP).  The effect of the changeover from IFRS to CGAAP has not materially affected the stated quarters. The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other Properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2010*
Second Quarter	$ 2,043	$ 26	$ 614	$ --	$ 90,837	$ 93,520
Third Quarter	3,353	--	1,400	141,965	114,234	260,952
Fourth Quarter	11,173	(20,049)	(17,935)	1,038	(35,941)	(61,714)
Fiscal 2011**
First Quarter	--	102	1,858	--	93,933	95,893
Second Quarter	--	--	1,565	6,921	101,026	109,512
Third Quarter Fourth Quarter	-- --	478 --	76,018 578	335 --	103,661 1,315,675	180,492 1,316,253
Fiscal 2012**
First Quarter	--	--	--	--	1,278,029	1,278,029

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Quarterly information for the eight quarters to June 30, 2011, is summarized as follows:

Statement of Operations Data	Three months ended September 30, 2010**	Three months ended December 31, 2010**	Three months ended March 31, 2011**	Three months ended June 30, 2011**
Investment and other income	$ --	$ --	$ (13,475)	$ (11,715)
General and administrative expenses	257,079	766,127	251,877	(175,608)
Stock-based compensation	--	--	1,339,990	335,475
Write-down of mineral property interests	--	--	12,806	261,982
Exploration costs	109,512	180,492	1,316,253	1,278,029
Net loss and comprehensive loss	366,591	946,619	3,023,413	1,992,602
Net loss per common share	0.00	0.01	0.04	0.01

Statement of Operations Data	Three months ended September 30, 2009*	Three months ended December 31, 2009*	Three months ended March 31, 2010*	Three months ended June 30, 2010**
Investment and other income	$ (6,793)	$ --	$ 2,135	$ (100)
General and administrative expenses	235,189	131,965	90,692	172,363
Stock-based compensation	1,006	444	--	--
Write-down of mineral property interests	--	--	227,196	--
Exploration costs	93,520	260,952	(61,714)	95,893
Net loss and comprehensive loss	322,922	393,361	258,309	268,623
Net loss per common share	0.01	0.01	0.00	0.00

* Prepared in accordance with CGAAP

**Prepared in accordance with IFRS

1.5

LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2011, Cream had a working capital surplus of $3,053,301 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital surplus of $4,433,482 at March 31, 2011, and a deficit of $35,849,055 at June 30, 2011, and at March 31, 2011 of $33,856,453.

Current assets decreased to $3,406,414 at June 30, 2011, a decrease from $4,879,742 at March 31, 2011, which is mainly due to the exploration costs incurred at  Nuevo Milenio. The Company spent $1,278,029 on exploration costs in Q1 2012, and plans to spend an additional $600,000 on exploration costs in the second quarter of fiscal 2012.

Accounts payable and accrued liabilities increased to $539,532 at June 30, 2011, compared to $446,260 at March 31, 2011, primarily due to a timing difference in audit fees and exploration costs.  The Company’s working capital at June 30, 2011, is sufficient to pay all liabilities.  The Company has no debt and its credit and interest rate risks are minimal.  Accounts payable and accrued liabilities are short term and non-interest bearing.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

During Q1 2012, the Company issued 2,698,571 common shares for gross proceeds of $271,856, 2,598,571 warrants were exercised for proceeds of $259,856 and 100,000 stock options were exercised for proceeds of $12,000.

The Company’s working capital surplus as of June 30, 2011, is anticipated to be adequate for it to continue operations for fiscal 2012.  Cream has relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest income from term investments, and there can be no assurances that sufficient funding will be available to explore its mineral properties and to cover general and administrative costs.  To meet its long-term business plans, the ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing

1.6

OFF BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

1.7

      TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the three months ended June 30, 2011 and 2010:

Three months ended June 30,
	2011**	2010**
Cream Minerals Limited Salaries and benefits (1)	$ 69,412	$ 41,354
Share based payments Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	254,949 30,000	-- US 30,000

(1)

Directors are entitled to director fees and stock options for their services.

(2)

Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the three months ended June 30, 2011 and 2010 and related party balances as at June 30, 2011, March 31, 2011 and April 1, 2010 were as follows:

	Three months ended June 30,
	2011**	2010**
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$ 128,999	$ 109,481
Consulting (b, e)	7,500	7,500
Finance costs (c)	--	6,627

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Balances at:	June 30, 2011**	March 31, 2011**	April 1, 2010**

Quorum (a) Deposits	$ 170,000	$ 64,000	--
Prepaid	186,419	--	--

Payables:

   Quorum (a)

   Directors (d)

   Lang Mining Corporation

   Ainsworth Jenkin

   Mr. Frank A. Lang, interest bearing (c)

   Mr. Frank A. Lang, advances (c)

   Mr. Frank A. Lang, accrued interest (c)

   Mr. Frank A. Lang, expenses payable (c)

	-- 10,000 -- -- -- -- -- --	40,075 153,951 -- -- -- -- -- --	276,333 232,564 94,500 39,109 337,100 720,000 44,272 7,209

**Prepared in accordance with IFRS

(a)

Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold.  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  The Company uses the equity method to account for its interest in Quorum.

During the quarter ended June 30, 2011, the Company advanced $137,000 to Quorum.  The Company also re-negotiated Quorum’s fees and received a credit of $220,000 resulting in a net credit balance of $357,000 as at June 30, 2011, recorded as: (1) $170,000 to “deposits, related parties” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $187,000 to amounts receivable and prepaid expenses and will be used to offset current and future invoices.

If the Company wishes to withdraw from the Agreement, 90 days advance written notice and a termination fee of $136,000 is required to be paid to Quorum.  This termination fee is reviewed annually.

(b)

Included in general and administrative expenses are consulting fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)

Mr. Frank A. Lang, a former director and Chairman of the Company, previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Lang Mining Corporation, a private Company controlled by Mr. Lang, was repaid during the year ended March 31, 2011.

(d)

Fees were accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.  This liability was settled subsequent to quarter end.  No other fees were payable to the directors.

(e)

The Company’s investments in public companies include shares of Emgold, ValGold and Sultan, all TSX Venture listed companies with directors in common with the Company. The Company also holds interests in the Stephens Lake property jointly with ValGold and Sultan.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

1.8

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reported period.  Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

The Company’s estimate of recoverable value of its exploration and evaluation assets (“E&E assets”) is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiary to obtain the necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.  As at June 30, 2011, the Company determined that impairment indicators existed in its E&E assets, and as a result, wrote down $261,974 of its E&E assets.

•

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has limitations.  The Company uses the Scholes model to estimate a value for these options.

•

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws.  The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

1.9

CHANGES IN ACCOUNTING POLICIES

During the three months ended June 30, 2011, the Company adopted the following new accounting policies:

Transition to and Initial Adoption of IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its financial statements in accordance with CGAAP.  The Company has prepared its unaudited condensed interim consolidated financial statements for the three months ended June 30, 2011 in accordance with IFRS, using accounting policies consistent with IFRS and which include notes disclosing transitional information and disclosure of new accounting policies under IFRS.  The interim financial statements for the three months ended June 30, 2011 also include 2010 financial statements for the comparative period, adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position as at April 1, 2010.

Exemptions applied:

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

The Company has applied the following exemptions  to  its  opening  statement  of  financial  position dated April 1, 2010:

a)   Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has taken advantage of this election and will apply IFRS  3 to business combinations that occur on  or  after  April  1,  2010.  There is no adjustment  required  to  the  April  1,  2010 statement of financial position on the transition date.

b)   Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, Consolidated and Separate Financial Statements, must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

c)   Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments,  to  equity  instruments  that  were  granted  on  or  before  November  7,  2002,  or  equity instruments that  were  granted subsequent  to  November  7,  2002  and  vested  before  the  later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

d)   Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under CGAAP.  The Company has chosen to continue to apply the cost model and has not restated property, plant and equipment under IFRS.

e)   Decommissioning Liabilities

The Company  has  elected  to  apply  the  exemption  from  full  retrospective  application  of decommissioning  provisions  as  allowed  under  IFRS  1.  As a result, the Company has re-measured the provisions at April 1, 2010 under IAS 37,  Provisions, Contingent Liabilities and Contingent  Assets,  and  determined  that  there  is  no  adjustment  required  to  the  April  1,  2010 statement of financial position on the transition date.

    f)   Financial Instruments

The Company has elected to designate its cash and short-term investments as fair value through profit or loss upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.  This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under CGAAP and were recorded at fair value.

The Company has also elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss.  This has resulted in reclassifications on the statements of financial position and statements of operations and comprehensive loss at the transition date and prior reporting periods shown and explained in the reconciliations below.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous CGAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of April 1, 2010 are consistent with its CGAAP estimates for the same date.

Reconciliations:

The Company has disclosed the following CGAAP to IFRS reconciliations in Note 16 of the condensed interim consolidated financial statements as at and for the three months ended June 30, 2011 (please refer to the Note for details):

(i)

reconciliation of the consolidated statement of financial position as at April 1, 2010;

(ii)

reconciliation of the consolidated statement of financial position as at June 30, 2010;

(iii)

 reconciliation of the consolidated statement of financial position as at March 31, 2011;

(iv)

 reconciliation of the consolidated statement of operations and comprehensive loss for the three months ended June 30, 2010; and

(v)

reconciliation of the consolidated statement of operations and comprehensive loss for the year ended March 31, 2011.

No reconciliation is required for the consolidated statement of cash flows as there are no significant differences.

Impact of Adopting IFRS on the Company’s accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective April 1, 2011, the Company’s first annual IFRS reporting date.  The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity and expenses within the financial statements.

The following summarizes the significant changes to the Company’s accounting policies on the adoption of IFRS.  The IASB has a number of ongoing projects, the outcome of which may have an effect on the changes made to the Company’s accounting policies on the adoption of IFRS.  At the present time however, the Company is not aware of any significant expected changes to its adoption of IFRS that would affect the summary provided below.

(i)

Exploration and evaluation assets

IFRS allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.  On transition to IFRS, the Company has retained its current accounting policy.  There is no significant change to the related line items within its financial statements.

(ii)

Impairment of non-financial assets

IFRS, like CGAAP, requires an assessment at each reporting date as to whether there are indicators of impairment of both property plant and equipment and exploration and evaluation assets.  The factors considered under IFRS are quite similar to CGAAP, but there are some differences.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

IFRS requires a write-down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value.  Value in use is determined using discounted estimated future cash flows.  CGAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.  IFRS also requests the reversal of impairment losses to assets other than goodwill if certain criteria are met.  CGAAP does not permit the reversal of impairment.

The Company’s accounting policies related to impairment have been changed to reflect these differences.  However this has had no impact to the carrying value of the Company’s assets.

(iii)

  Share-based payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

Although CGAAP allowed the Company to use the straight-line method of calculating vested options, the Company adopted the graded method in fiscal 2011 and therefore there was no impact to the financial statements.

(iv)

Flow-through shares

CGAAP has specific guidance for the treatment of flow-through shares, which are an equity instrument unique to Canada, and therefore there is no specific equivalent guidance under IFRS.  Under the IFRS framework, the Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and then included in income at the time the qualifying expenditures are made.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $86,839 at the date of transition, three months ended June 30, 2010 and the year ended March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $30,324 was reclassified from share capital to deficit on the date of transition, three months ended June 30, 2010 and the year ended March 31, 2011.

(iv)

Decommissioning liabilities

Management has determined that there were no decommissioning liabilities at the transition date and the comparative periods under IFRS.  Therefore, there was no impact to the financial statements.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

      (vi)  Financial instruments

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized losses of $467 for the three months ended June 30, 2010 and unrealized gains of $3,571 for the year ended March 31, 2011 on investments were reclassified to unrealized losses on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $27,093 (June 30, 2010 - $27,560; March 31, 2011 - $23,522) was reclassified to deficit on the date of transition.

(vii) Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost valuation under CGAAP.  The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.  Therefore, there was no impact to the financial statements.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

New standards not yet adopted

Certain new standards, interpretations and amendments to existing  standards  have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2011 or later.  Updates that are not applicable or immaterial to the Company have been excluded.

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification  and measurement  of financial instruments.  Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the period beginning January 1, 2013 and has not yet considered the potential impact of the adoption of IFRS 9.

In May 2011, the IASB issued the following standards, effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, which have not yet been adopted by the Company.  The Company has not yet begun to assess the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities revenue and expenses of the joint operation.  Under existing IFRS, entities have the choice to proportionally consolidate or equity account for interests in joint ventures.  IFRS 11 supersedes  IAS  31, Interests  in Controlled  Entities  – Non-monetary Contributions by Venturers.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

There have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures.  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12 and 13.  There has been no impact on the Company’s financial statements related to these amendments.

1.10

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements, and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the three months ended June 30, 2011 and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Property risk

The Company’s significant mineral property is Nuevo Milenio.  Unless the Company acquires or develops additional significant projects, it will be solely dependent upon this project.  If the Company acquires additional mineral properties, any material adverse development affecting the Company’s current exploration and evaluation assets portfolio could have a material adverse effect on the financial condition and results of operations.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk  and market risk.  Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments is summarized as follows:

	June 30, 2011**	March 31, 2011**	April 1, 2010**
Amounts receivable
Currently due (within 90 days)	$ 96,868	$ 50,497	$ 8,913
Prepaid expenses and Deposits, related party	356,419	64,000	--
	$ 453,287	$ 114,497	$ 8,913
Cash	509,447	448,109	228,106
Short-term investments	2,766,093	4,336,906	--
	$ 3,728,827	$ 4,899,512	$ 237,019

**Prepared in accordance with IFRS

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended June 30, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at June 30, 2011, is the carrying value of its financial assets.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its exploration and evaluation assets.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

Management intends to maintain its focus on liquidity risk as there are no assurances that sufficient funds from financings will be available in the future.

The Company’s financial assets are comprised of its cash, short-term investments, marketable securities and accounts receivable and the Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2011, March 31, 2011 and April 1, 2010 are summarized as follows:

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

	June 30, 2011**	March 31, 2011**	April 1, 2010**
Cash Short-term investments	$ 509,447 2,766,093	$ 448,109 4,336,906	$ 228,106 --
Amounts receivable Within 90 days or less	96,868	50,816	8,913

Prepaid expenses and Deposits from related party

Within 90 days or less

     In later than 90 days, not less than one year

Accounts payable and accrued liabilities with contractual maturities –

    Within 90 days or less

Due to related parties with contractual maturities

	186,419 170,000 529,532	-- 64,000 252,234	-- -- 538,584
Within 90 days or less	10,000	194,026	1,751,087

**Prepared in accordance with IFRS

c)

Market risk

Interest rate risk

The Company has no significant exposure at June 30, 2011 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2011**	March 31, 2011**	April 1, 2010**
U.S. Dollars
Cash	$ 395,550	$ 241,461	$ 37,494
Accounts payable and accrued liabilities	(403,451)	(182,425)	(357,361)
Mexican Pesos
Cash	23,798	36,742	21,288
Value-added taxes recoverable	288,023	134,228	139,557
Accounts payable and accrued liabilities	(1,791)	(5,038)	(228)

**Prepared in accordance with IFRS

Based on the above net exposures at June 30, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $790 (March 31, 2011 - $5,904, April 1, 2010 - $31,682) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $31,003 (March 31, 2011 – $16,593, April 1, 2010 - $16,061) in the Company’s loss from operations.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at June 30, 2011, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company includes the following items in its managed capital as at the following periods:

	June 30, 2011**	March 31, 2011**	April 1, 2010**
Equity (deficiency) is comprised of:
Share capital	$ 32,460,587	$ 32,110,200	$ 24,652,771
Share subscriptions	--	--	873,475
Warrant reserve	2,852,797	2,922,556	170,613
Share-based payments reserve	4,362,028	4,035,325	2,276,786
Deficit	(35,874,325)	(33,881,723)	(29,276,477)

**Prepared in accordance with IFRS

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in  light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in Cream’s approach to capital management during the three months ended June 30, 2011.  Neither Cream nor its subsidiary are subject to externally imposed capital requirements.

1.12

RISKS AND UNCERTAINTIES

An investment in the securities of the  Company is  highly speculative and  involves numerous and significant risks. Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, because it is in the business of mineral exploration and at present does not derive any income from its mineral assets.  There is no guarantee that future sources of funding will be available to the Company.  If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate drastically, and is beyond the Company’s control.  The Company is specifically concerned with the prices of precious and base metals.  While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration  and  exploitation  activities.  The  Company  has  relied  on  and  may  continue  to  rely  on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling.  There can be no assurance that the funds required will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. At present the Company is only active in Mexico.

Uninsurable Risks

Mineral  exploration  activities  involve  numerous  risks,  including  unexpected  or  unusual  geological operating  conditions, formation weaknesses, hydrogeological conditions,  rock  bursts,  cave-ins,  fires, floods,  earthquakes  and  other  environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares. The Company does not maintain insurance against environmental risks.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment.  Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission  of  environmental  impact  statements  and  approval  thereof  by  government  authorities.  Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased  fines  and  penalties  for  non-compliance,  more  stringent  environmental  assessments  of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders.  The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Cream Minerals Ltd.

Management Discussion & Analysis

Three Months Ended June 30, 2011

1.13

ADDITIONAL DISCLSOURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on capitalized or expensed exploration and development costs are presented in the schedule exploration costs attached to the accompanying condensed interim consolidated financial statements (Note 15) for the quarter ended June 30, 2011.  The required disclosure on general and administrative expenses are presented in the Condensed Interim Consolidated Statement of Operations and Comprehensive Loss for the quarter ended June 30, 2011.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

1.14

OUTSTANDING SHARE DATA

The following details the share capital structure as of September 19, 2011, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

152,162,916 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
310,000	0.53	January 29, 2012
1,211,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
1,560,000 6,575,000 600,000 500,000 1,200,000	0.12 0.38 0.22 0.23 0.16	February 12, 2013 March 4, 2016 June 1, 2016 June 3, 2016 June 23, 2016

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,808,500	$0.15	April 13, 2012
41,250,000	$0.24	December 31, 2012
3,750,000	$0.16	December 31, 2012
50,808,500

Approval

The Board of Directors of Cream has approved the disclosure contained in the interim MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.